UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

DOVA PHARMACEUTICALS, INC.
(Name of Subject Company)

DRAGONFLY ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of

DRAGONFLY HOLDING CORP.
(Parent of Offeror)
And An Indirect Wholly Owned Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)
(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

25985T 10 2
(CUSIP Number of Class of Securities)

Torbjörn Hallberg
Swedish Orphan Biovitrum AB (publ)
General Counsel and Head of Legal Affairs
Tomtebodavägen 23A
SE-112 76
Stockholm, Sweden
+46 8 697 20 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Damien R. Zoubek
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
887,947,667.10	115,255.61***

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $28.15, the average of the high and low sales prices per share of Dova Pharmaceuticals, Inc. (“Dova”) common stock on October 8, 2019, as reported by NASDAQ Global Market, and (ii) 31,543,434, the number of shares of Dova common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (which includes 28,801,863 shares of Dova common stock, 2,661,304 shares that may become outstanding as a result of outstanding options and 80,267 shares that may become outstanding as a result of vesting of RSU).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

***	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	$115,255.61	Filing Party:	Dragonfly Acquisition Corp., Dragonfly Holding Corp. and Swedish Orphan Biovitrum AB (publ)
Form or Registration No.:	Schedule TO	Date Filed:	October 11, 2019

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on October 11, 2019, by Dragonfly Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Dragonfly Holding Corp. (“HoldCo”), HoldCo, a Delaware corporation and a wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ) (“Sobi”), and Sobi, a Swedish public limited liability company.  The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Dova Pharmaceuticals, Inc., a Delaware corporation (“Dova”), for (i) $27.50 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one contractual contingent value right per Share which represents the right to receive a contingent payment of $1.50 in cash, without interest and subject to any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and the information in the Offer to Purchase is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

“At one minute after 11:59 p.m., Eastern Time (12:00 midnight), on November 8, 2019, the Offer expired as scheduled. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 26,312,870 Shares were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 91.2% of the currently issued and outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, the Depositary has also advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been received for 1,393,166 Shares, representing approximately 4.8% of the currently issued and outstanding Shares. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance of the Shares for payment, on November 12, 2019, pursuant to the terms of the Merger Agreement and to Section 251(h) of the DGCL, Sobi consummated the Merger without a meeting of Dova stockholders. Pursuant to the Merger Agreement, at the Effective Time, Purchaser was merged with and into Dova, with Dova continuing as the surviving corporation and an indirect wholly owned subsidiary of Sobi. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Sobi or Purchaser or any other direct or indirect wholly owned subsidiary of Sobi or Shares held by Dova or any of its subsidiaries and (ii) Shares held by Dova stockholders who properly exercise and perfect their appraisal rights under Section 262 of the DGCL with respect to such Shares, was converted into the right to receive the Merger Consideration. The Shares will be delisted from the NASDAQ Global Market and will be deregistered under the Exchange Act.

On November 9, 2019, Sobi issued press release announcing the expiration and results of the Offer, and on November 12, 2019, Sobi issued a press release announcing the consummation of the Merger. Those press releases are attached as Exhibits (a)(5)(D) and (a)(5)(E), respectively, and are incorporated by reference herein.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Exhibit Name
(a)(5)(D)	Press Release issued by Sobi on November 9, 2019.
(a)(5)(E)	Press Release issued by Sobi on November 12, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

By:	/s/ GUIDO OELKERS
	Name:	Guido Oelkers
	Title:	Chief Executive Officer and President
	Date:	November 12, 2019

DRAGONFLY HOLDING CORP.

By:	/s/ TORBJÖRN HALLBERG
	Name:	Torbjörn Hallberg
	Title:	General Counsel and Secretary
	Date:	November 12, 2019

DRAGONFLY ACQUISITION CORP.

By:	/s/ HENRIK STENQVIST
	Name:	Henrik Stenqvist
	Title:	Chief Financial Officer, Vice President and Treasurer
	Date:	November 12, 2019